NEUROHACKER COLLECTIVE, LLC

Financial Statements For The Years Ended December 31, 2017 and 2016

July 3, 2018



Independent Auditor's Report

To Management
Neurohacker Collective, LLC
Encinitas, CA

We have audited the accompanying balance sheet of Neurohacker Collective, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neurohacker Collective, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 3, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 193,043	$ 661,229
Accounts Receivable	57,084	10,441
Prepaid Expenses	2,096	275
Inventory	422,201	533,998
TOTAL CURRENT ASSETS	674,424	1,205,943
NON-CURRENT ASSETS		
Fixed Assets, Net	55,281	60,421
Security Deposits	10,750	10,750
TOTAL NON-CURRENT ASSETS	66,031	71,171
TOTAL ASSETS	740,455	1,277,114
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	437,043	391,438
Sales Tax Payable	55,770	21,261
Other Current Liabilities	131,327	57,497
Loan Payable	500,000	-
TOTAL CURRENT LIABILITIES	1,124,140	470,196
MEMBERS' EQUITY		
Contributed Capital- Founders	115	115
Equity Based Compensation	160,825	52,219
Contributed Capital- Class A	133,842	133,842
Contributed Capital- Class B	1,820,000	1,585,000
Contributed Capital- SAFE Note	595,285	-
Retained Earnings (Deficit)	(3,093,753)	(964,259)
TOTAL MEMBERS' EQUITY	(383,686)	806,917
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 740,455	$ 1,277,114

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales	$ 4,925,699	$ 600,808
Cost of Goods Sold	2,044,315	199,884
Gross Profit	2,881,383	400,924
Operating Expense		
Advertising and Promotion Expense	1,976,011	308,441
Compensation and Benefits	1,749,051	692,792
Contractors and Professional Services	719,294	137,419
Other Operating Expenses	280,147	110,382
Rent	136,800	46,600
Equity Based Compensation	108,606	32,801
Depreciation and Amortization	7,319	4,401
	4,977,228	1,332,836
Net Income from Operations	(2,095,845)	(931,912)
Other Income (Expense)		
Interest Income	-	71
Interest Expense	(33,649)	-
Net Income	$ (2,129,494)	$ (931,841)

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Net Income (Loss) For The Period	$ (2,129,494)	$ (931,841)
Cash Flows From Operating Activities		
Change in Accounts Receivable	(46,643)	(10,441)
Change in Prepaid Expenses	(1,821)	(275)
Change in Inventory	111,797	(501,998)
Change in Accounts Payable	45,605	391,438
Change in Sales Tax Payable	34,509	21,261
Change in Other Current Liabilities	73,830	57,497
Change in Loan Payable	500,000	-
Change in Accumulated Depreciation and Amortization	7,319	1,887
Net Cash Flows From Operating Activities	724,596	(40,630)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(2,179)	(62,308)
Change in Security Deposits	-	(10,750)
Net Cash Flows From Investing Activities	(2,179)	(73,058)
Cash Flows From Financing Activities		
Change in Equity Based Compensation	108,606	32,801
Change in Contributed Capital	-	115
Change in Contributed Capital- Class A	-	(200)
Change in Contributed Capital- Class B	235,000	1,585,000
Change in Contributed Capital- SAFE Note	595,285	-
Net Cash Flows From Financing Activities	938,891	1,617,716
Cash at Beginning of Period	661,228	89,042
Net Increase (Decrease) In Cash	(468,186)	572,186
Cash at End of Period	$ 193,043	$ 661,228

See accompanying notes.

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Starting Equity	$ 806,917	$ 121,042
Change in Contributed Capital	235,000	1,584,915
Change in Equity Based Compensation	108,606	32,801
Change in SAFE Notes	595,285	-
Net Income	(2,129,494)	(931,841)
Ending Equity	$ (383,686)	$ 806,917

See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's flagship product is a cognitive enhancement supplement named Qualia Mind.

The Company will conduct an equity crowdfund offering in 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at historical cost. Management's experience suggests that losses due to spoliation or obsolescence of inventory are likely to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless inventory.

Fixed Assets

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2017, fixed assets consisted of computers, web development expenditures, and internet domain names acquired in connection with the Company's business.

Sales

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Sales are stated net of sales tax collected on behalf of state and local jurisdictions, refunds, and chargebacks.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies office space under a non-cancellable operating lease arrangement. The lease commenced on September 1, 2017 and extends through September 1, 2018. Future minimum payments due under the lease are $10,900 a month through September of 2018.

Equity

The Company has multiple classes of equity outstanding. The rights associated with each class of equity are as follows.

Founders: Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A and B: Class A and B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class A/B equity holders receive a pro rata share of cash distributions. Class A and B equity does not include voting rights.

SAFEs: The Company classifies Simple Agreements for Future Equity (SAFEs) as equity instruments. SAFEs convert to preferred shares upon the next sale of preferred equity.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members and reported on their individual tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal revenue service until 2021.

The Company is subject to tax filing requirements in the State of California. The Company's 2015 California Franchise Tax filing will be subject to review by that State until 2020. The Company's 2016 California Franchise Tax filing will be subject to review by that State until 2021. The Company's 2017 California Franchise Tax filing will be subject to review by that State until 2022.

The Company collects sales tax on behalf of the State of California and the State of Utah on sales shipped to purchasers in those states. The Company's sales tax filings are generally subject to review for four years from the date filed.

NOTE C- DEBT

In December of 2017, the Company issued a promissory note to Freedom Culture, LLC in exchange for cash for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 15% per annum. The Note requires monthly payments of interest only through December of 2018, when the outstanding balance is payable in full.

NOTE D- RELATED PARTY TRANSACTIONS

The Company licenses intellectual property from Humanity, Inc., a company that shares common ownership with Neurohacker Collective, LLC. The IP licensing agreement was negotiated on terms considered "arm's length" by the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the State of Wyoming. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 3, 2018, the date that the financial statements were available to be issued.